Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235780

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated February 10, 2020

 9,321,593 Shares of Common Stock

This prospectus supplement no. 3 supplements the prospectus dated February 10, 2020, or the Prospectus, relating to the proposed resale or other disposition from time to time of up to 9,321,593 shares of DermTech, Inc., or the Company, common stock, $0.0001 par value per share, or the Common Stock, as follows: (i) an aggregate of up to 8,565,893 shares of Common Stock held by parties to the Registration Rights Agreement (as defined in the Prospectus), of which 3,076,925 shares of Common Stock were issued in connection with a private placement, or the PIPE Financing, consummated in connection with the Company’s Business Combination (as defined in the Prospectus); (ii) an aggregate of up to 615,385 shares of Common Stock that are issuable upon the conversion of outstanding shares of the Series A Convertible Preferred Stock of the Company that were issued to certain parties to the Registration Rights Agreement in connection with the PIPE Financing; and (iii) an aggregate of up to 140,315 shares of Common Stock underlying certain outstanding warrants, or the Warrants, that were issued in connection with the Warrant Agreement (as defined in the Prospectus) and are held by certain selling securityholders. The Company is not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders, except that the Company may receive up to approximately $3,227,245 in aggregate gross proceeds from the exercise of the Warrants, if the Warrants are exercised for cash (and, as applicable, not on a cashless basis), based on the per share exercise price of the Warrants.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on March 24, 2020.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

The selling securityholders or their assignees or successors-in-interest may offer and sell the shares of Common Stock described in the Prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of Common Stock in the section titled “Plan of Distribution” appearing in the Prospectus.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “DMTK.”  On March 23, 2020, the last reported sale price of our Common Stock was $8.98 per share.

_______________________

AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE
SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 27 OF PROSPECTUS SUPPLEMENT NO. 2, DATED MARCH 10, 2020, TO THE PROSPECTUS.

_____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this prospectus supplement is March 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2020

DERMTECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38118	84-2870849
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code (858) 450-4222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DMTK	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Operating Officer Claudia Ibarra Designated as Section 16 Officer and Principal Operating Officer

On March 18, 2020, the Board of Directors, or the Board, of DermTech, Inc., or the Company, designated Claudia Ibarra as an “officer” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as the Company’s principal operating officer. Ms. Ibarra joined the Company in October 2019 as the Company’s Chief Operating Officer, and following a transition period she has assumed day-to-day leadership of the Company’s operations function and has been designated the Company’s principal operating officer.

Ms. Ibarra, age 57, has over 25 years of experience in clinical laboratory operations, in the areas of oncology, immunology and molecular biology. From February 2012 through October 2019, Ms. Ibarra served in various management roles for Exagen Inc., including most recently as Senior Vice President of Laboratory Operations. From March 2006 through February 2012, Ms. Ibarra served in various roles of increasing responsibility at Genoptix, Inc., most recently as the Director of the Molecular Oncology Laboratory and the Molecular Genetic Training Program Coordinator. She also has experience at other reference clinical laboratories focused on immunology and solid tumors. Ms. Ibarra holds a degree in Biochemistry with specialization in clinical laboratory science from the University of Buenos Aires, Argentina and a California License as Clinical Laboratory Scientist.

Ms. Ibarra does not have a family relationship with any director or executive officer of the Company or person nominated or chosen by the Company to become a director or executive officer, and there are no arrangements or understandings between Ms. Ibarra and any other person pursuant to which Ms. Ibarra was selected to serve as Chief Operating Officer of the Company. There have been no transactions involving Ms. Ibarra that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act. In connection with Ms. Ibarra’s designation, Ms. Ibarra and the Company have entered into an indemnification agreement in the form the Company has entered into with certain of its other executive officers, which form is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38118) filed by the Company with the Securities and Exchange Commission on September 5, 2019. Under this agreement, the Company will agree, among other things, to indemnify Ms. Ibarra for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Ms. Ibarra in any action or proceeding arising out of her service as one of the Company’s executive officers.

Pursuant to Ms. Ibarra’s Offer of Employment, or Employment Agreement, Ms. Ibarra reports to the Company’s Chief Executive Officer. The Employment Agreement does not provide for a specified term of employment and Ms. Ibarra’s employment is on an at-will basis. Pursuant to the Employment Agreement, Ms. Ibarra is entitled to an annual base salary of $285,000, is eligible to receive an annual target performance bonus of up to 20% of her annual base salary, and, subject to the approval of the Board, an incentive stock option to purchase, or restricted stock units representing, up to 137,500 shares of Company common stock, on vesting terms similar to the vesting terms set forth in equity awards previously granted to other officers of the Company. On January 14, 2020, the Compensation Committee of the Board, or the Compensation Committee, granted 110,625 restricted stock units, or RSUs, representing the contingent right to receive Company common stock, to Ms. Ibarra, or the Equity Award. Three sixteenths (3/16) of the RSUs under the Equity Award vest on September 7, 2020 and the remaining thirteen sixteenths (13/16) vest in 13 equal installments of one sixteenth (1/16) on the seventh day of each third month following September 7, 2020 until the final vesting date on December 7, 2023, subject to certain acceleration events described in Ms. Ibarra’s award agreement evidencing such RSUs. The Equity Award is subject to the terms of the Company’s Amended and Restated 2010 Stock Plan, or the Stock Plan, and the award agreement thereunder. Additionally, pursuant to the Employment Agreement, Ms. Ibarra received a sign-on bonus of $25,000, which must be repaid to the Company if Ms. Ibarra voluntarily terminates her employment within 12 months of her initial start date. Ms. Ibarra is also eligible to participate in the Company’s employee benefit plans, as may be maintained by the Company from time to time, on the same terms as other similarly situated employees of the Company.

Under the Employment Agreement, if Ms. Ibarra is terminated by the Company other than for cause, death or disability, she is entitled to (i) a lump sum severance payment equal to six months of her then in effect base salary, (ii) payment by the Company of the premiums required to continue health care benefits for a period of six months and (iii) six months of additional vesting of any remaining unvested equity awards. In addition, if Ms. Ibarra is terminated other than for cause, death or disability, or resigns for good reason (as defined in the Employment Agreement), beginning three months prior to and ending 18 months following a change in control (as defined in the Stock Plan) she is entitled to receive full acceleration of vesting of any remaining outstanding and unvested equity awards.

A copy of the Employment Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K. The foregoing description of the Employment Agreement is a summary only and is qualified in its entirety by the Employment Agreement, which is incorporated herein by reference.

2020 Corporate Bonus Plan

On March 18, 2020, at the recommendation of the Compensation Committee, the Board approved the 2020 Corporate Bonus Plan, or the 2020 Bonus Plan, a performance-based cash bonus plan pursuant to which the Board sets target cash bonus amounts for certain eligible Company personnel, including the Company’s named executive officers and principal financial officer. Eligible participants include all employees with an employment start date prior to October 1, 2020 who are not eligible to participate in other cash-based incentive compensation or bonus programs of the Company for the 2020 fiscal year.

For all participants in the 2020 Bonus Plan, the Board established target payout percentages to be based on the actual wages earned by such participants during the 2020 fiscal year. Target payout percentages are based on 100% achievement of specified corporate objectives. A threshold applies to each objective. The aggregate potential payout would be up to 122% of the target payout percentage upon the Company’s exceeding targets for the specified corporate objectives and achieving stretch goals.

Target bonuses for the named executive officers and the principal financial officer of the Company will range from 35% to 60% of such executive officer’s actual wages earned during the 2020 fiscal year. Specifically, the target bonus will be 60% for Chief Executive Officer John Dobak, M.D., 50% for Chief Commercial Officer Todd Wood and 35% for each of Chief Medical Officer Burkhard Jansen, M.D. and Chief Financial Officer Kevin Sun, with maximum payouts of 73.2%, 61% and 42.7%, respectively. The amount of the bonus, if any, paid to each such executive officer will be based on the Company’s achievement level against the corporate objectives, as approved by the Compensation Committee. The corporate objectives consist primarily of financial objectives and product milestones, and also include a 20% discretionary component based on additional corporate goals.

The Compensation Committee will administer the 2020 Bonus Plan and has authority to use its discretion to approve goals and bonus targets, adjust goals and bonus payments, and determine goal achievement, and to modify, increase or decrease any bonus payments at any time and regardless of whether any of the performance goals are achieved. Bonuses under the 2020 Bonus Plan will be paid following the end of the 2020 fiscal year based on the goals that have been achieved, and any bonus tied to a goal related to the Company’s audited financial statements will be paid after the financial statement audit is complete. Participants must be employed and in good standing on the date that the bonus is paid in order to be eligible to receive the bonus payment.

A copy of the 2020 Bonus Plan is filed as Exhibit 10.2 to this Current Report on Form 8-K. The foregoing description of the 2020 Bonus Plan is a summary only and is qualified in its entirety by the 2020 Bonus Plan, which is incorporated herein by reference.

Equity Award to Chief Executive Officer

On March 18, 2020, the Board approved a discretionary grant to Dr. Dobak under the Stock Plan of RSUs representing the contingent right to receive 17,842 shares of Company common stock. All of the RSUs awarded to Dr. Dobak vest in a single installment on March 18, 2021, subject to certain acceleration events described in Dr. Dobak’s award agreement evidencing such RSUs.

Item 9.01. Financial Statements and Exhibits.

(d)Exhibits

Exhibit No.	Description
10.1	Offer of Employment Letter, dated September 23, 2019, from the Company to Claudia Ibarra.

*10.2	2020 Corporate Bonus Plan.

*The schedule to this exhibit has been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of the omitted schedule will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DERMTECH, INC.

Date: March 24, 2020	By:	/s/ Kevin Sun

Name: Kevin Sun
Title: Chief Financial Officer

Exhibit 10.1

John Dobak, M.D.
CEO

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

Direct:  858.450.4222

Fax:  858.200.3877

www.dermtech.com

September 21, 2019

Claudia Ibarra

RE:   OFFER OF EMPLOYMENT

Dear Claudia,

DermTech (the “Company”) is pleased to offer you employment as Chief Operating Officer. You will report directly to John Dobak, CEO at our facilities in San Diego, CA, subject to necessary business travel. The Company may change your position and duties as it deems necessary. In this role you will be responsible for the company’s clinical laboratory operations, the manufacture and distribution of the sample collection kit, laboratory information systems, facilities, and other duties related to the development, processing and reporting the company’s diagnostic tests.

Your initial annual salary will be $285,000 (your “Base Salary”), less payroll deductions and all required withholdings. You will be paid semi-monthly and upon acceptance of this offer of employment, you will be eligible to be included in our medical/dental/vision coverage through Anthem (medical) and MetLife (dental and vision). These benefits are currently paid 90% by the Company for employees and 50% of the cost for dependent coverage, but is subject to change in the future. Depending on your elections, DermTech will pay all or a portion your benefits. DermTech also offers a 401(k) plan; the company does not match at this time.

The Company has agreed to grant you equity in the form(s) of an incentive stock option and/or restricted stock units (such stock option and/or restricted stock units together, the “Equity Award”), which will be provided to you following and subject to approval by the Company’s board of directors, assuming your employment has commenced as of such time.  The Equity Award will represent a number of shares of the Company’s common stock of 137,500 shares, and it will include vesting terms similar to the vesting terms set forth in equity awards previously granted to Company officers.

In addition, we will off you and initial sign-on bonus of $25,000, payable within 30 days of your start date. This sign-on bonus will require repayment should you voluntarily terminate your employment within 12 months of your start date.  You will be eligible for a 20% bonus of your Base Salary that would be based upon corporate and individual goals that will be determined at a later date by the CEO and Board of Directors. You will also be eligible for 18 days Paid-time-off (PTO) each year, with a proportionate amount to accrue each pay period. In addition, you will be eligible for 5 additional paid time off compensation days that will not be part of your annual allowance. This is a full-time position and you will be expected to devote 100% of your working time to DermTech.

You will be required to complete our standard Employee Nondisclosure, Confidentiality and Invention Assignment Agreement that will be sent to you shortly. This offer is contingent upon successful completion of a background and reference check. Your employment is at-will meaning either you or the company can terminate the employment at any time without notice.

Termination other than for cause, death or disability:

If the Company (or any parent or subsidiary or successor of the Company) terminates your employment with the Company other than for cause, death or disability then you will be entitled to receive 1) a lump sum payment of severance equal to six months of your then in effect base salary, less applicable withholdings, 2) payment by DermTech of the premiums required to continue group health care coverage for a period of six months following termination, provided that you remain eligible for Consolidated Omnibus Budget Reconciliation Act, or COBRA, benefits, and 3) six months additional vesting of any remaining unvested equity awards upon termination.

If you are terminated other than for cause, death or disability, or you resign for Good Reason, during a period beginning three months prior to and ending 18 months following a change in control (as defined in DermTech, Inc. Amended and Restated 2010 Stock Plan), or within 18 months following a change in DermTech’s CEO, you will also be entitled to receive immediate accelerated vesting of 100% of any remaining unvested equity awards upon termination, in addition to the severance benefits disclosed above related to termination other than for cause, death or disability.

Good Reason means the occurrence of any of the following events or conditions, without your express written consent:

i.	A material reduction in your base salary or bonus potential;
ii.

A material reduction in your duties, responsibilities or authority, including, without limitation, changes in your reporting structure resulting from a change in control transaction or a change in DermTech’s CEO;

iii.	A change in geographic location at which you must perform services that results in an increase in the one-way commute of you by more than 50 miles; or
iv.	A successor of the Company does not assume this agreement.

You must provide notice to the Company of the condition giving rise to “Good Reason” within one hundred and twenty (120) days of your knowledge of the existence of such condition, and the Company will have thirty (30) days following such notice to remedy such condition.

Termination for cause, death or disability:

If your employment with the Company (or any parent or subsidiary or successor of the Company) is terminated voluntarily by you, for cause by the Company or due to your death or disability, then: (i) all vesting will terminate immediately upon termination with respect to your outstanding equity awards and (ii) all payments of compensation by the Company to you will terminate immediately upon termination (except as to amounts already earned).

We would like your start date to be Tuesday, October 29, 2019. Please sign your acceptance below and we look forward to working with you!

Sincerely

/s/ John Dobak
John Dobak, CEO
Offer Accepted:

Sign: /s/ Claudia Ibarra

Print Name: Claudia Ibarra

Date: 9/23/2019

Exhibit 10.2

2020 Corporate Bonus Plan

1.

The DermTech, Inc. (“DermTech” or the “Company”) Corporate Bonus Plan (the “Bonus Plan”) should be simple to understand and incentivize eligible employees to achieve corporate goals which are in the best interests of stakeholders.

2.	An employee must have started employment with the Company prior to October 1, 2020 to be eligible for the Bonus Plan.
3.	Employees eligible for the Bonus Plan and hired in the current fiscal year will receive a pro-rated bonus based on their hire date.
4.	Employees eligible for other cash-based incentive compensation or bonus programs will not be eligible for the Bonus Plan.
5.	Bonus payments at the target percentages for each position grade will be paid based on actual wages earned during the year, not the employee’s annualized salary.
6.

The bonus will be paid typically after the fiscal year ends based on the goals that have been achieved.  Any bonus tied to a goal related to audited financial statements will be paid once the financial statement audit has been completed.  The DermTech Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) will have discretion on timing of payments.

7.	Eligible employees must be employed and in good standing on the date the bonus is paid to receive the bonus payment.
8.

The Compensation Committee administers the Bonus Plan and has authority to use their discretion to approve goals and bonus targets, adjust goals and bonus payments, and determine goal achievement, and modify, increase or decrease any bonus payments at any time and regardless of whether any of the performance goals are achieved.

Schedule I

[Schedule I, which lists the target 2020 bonus by position grade, has been omitted pursuant to Item 601(a)(5) of Regulation S-K.]